UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fathom Digital Manufacturing Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-39994
(State or other jurisdiction of incorporation)	(Commission file number)
1050 Walnut Ridge Drive Hartland, WI	53029
(Address of principal executive offices)	(Zip Code)

Mark Frost (262) 367-8254

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report Conflict Minerals Disclosure

Fathom Digital Manufacturing Corporation (the “Company”) has filed a Conflict Minerals Report for the reporting period from January 1, 2022 to December 31, 2022 (the “2022 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.fathommfg.com under “Investor Relations” and “Corporate Governance Documents.” The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Item 1.02 Exhibit

A copy of the Company’s 2022 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits Item 3.01 Exhibits

Exhibit Number	Description
1.01*	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fathom Digital Manufacturing Corporation

Date: May 31, 2023	By:	/s/ Mark Frost
Mark Frost
Chief Financial Officer